EXHIBIT 99.1

HEXO Corp Announces appointment of Rose Marie Gage to its Board of Directors

OTTAWA, Jan. 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce the appointment of Rose Marie Gage to its Board of Directors. Following the appointment of Ms. Gage, the Board will comprise of seven directors.

"We are pleased to welcome Rose Marie Gage to the HEXO Board," said Dr. Michael Munzar, Chair of the Board of Directors of HEXO. “Rose’s extensive experience with large multi-national companies, strategic execution and operational effectiveness will be invaluable as we continue to aggressively push to become EPS positive, increase market share across Canada and expand operations in the United States."

Ms. Gage has over 30 years of experience in business development, strategy, communications, execution and governance. During this time, she worked for several global multi-national enterprises, including Westinghouse, GE and Schneider Electric. Ms. Gage has held numerous executive roles including Chief Marketing Officer and most recently as Chief Executive Officer of Ag Energy, a provincially licensed energy retailer. She has in depth experience in working with corporations to enhance their bottom line and grow the top line through the application of strategic initiatives focused on customer needs. Ms. Gage is an inaugural member of the Conference Board of Canada’s Centre of Excellence for Women’s Advancement, and also served as Vice-Chair of the Women in Leadership Foundation.

Ms. Gage holds a Chartered Director designation and an Honours Bachelor of Commerce from McMaster University. She is certified as a Lean Six Sigma Quality leader and has received executive education from the Rotman School of Business and the Harvard School of Business. Ms. Gage also holds the Carnegie Mellon-NACD Cyber-Security Director Oversight Certification and was the recipient of the Director’s College 2018 Outstanding Achievement in Governance Award and the 2016 Diversity 50 Canadian Board Diversity Counsel Award.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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